UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 24, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(A PUBLICLY HELD COMPANY)

MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON 24 APRIL,2012

Date, time and place: Held on April 24, 2012, at 18:30 hrs, by teleconference, at the Company’s headquarters, at Alameda Santos, no. 1.357, 6th floor, in the city of São Paulo, State of São Paulo.

Call: The call notice was waived, since all the members of the Fiscal Council were present at the meeting.

Attendance: All the members of the Fiscal Council of the Company: Messrs. José Écio Pereira da Costa Junior (Chairman of the Fiscal Council), Eliane Aleixo Lustosa de Andrade, Maria Paula Soares Aranha e Osvaldo Ayres Filho - Secretary.

Board:	Sr. José Écio Pereira da Costa Junior — Chairman.
Sr. Osvaldo Ayres Filho — Secretary.

Agenda: Opine on the increase of the share capital of the Company within the limits of its authorized capital and in the context of the public offering.

Resolutions: The members of the Fiscal Council, in the use of their legal and statutory attributions, after discussion and analysis of the matters included in the agenda and based on clarifications presented by the management of the Company and in the material made available on these matters, which shall be kept filed at the Company’s headquarters, without reservations and/or qualifications, by unanimous vote, opined favorably to the increase in the share capital of the Company, effected within the limits of its authorized capital, in accordance with the head of Article 6 of the Company’s By-laws and with the exclusion of the preemptive right of the existing shareholders of the Company, pursuant to Article 172 of the Brazilian Corporate Law, in the amount of R$1,361,380,000.00 (one billion, three hundred and sixty one million, three hundred and eighty thousand Reais), increasing the Company’s share capital from R$8,379,397,179.59 to R$9,740,777,179.59 (nine billion, seven hundred and forty million, seven hundred and seventy seven thousand, one hundred and seventy nine Reais and fifty nine centavos), through the issuance of 86,000,000 (eighty six million) Common Shares at a price of R$15.83 (fifteen Reais and eighty three centavos) per share, including in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”), in the context of the Public Offer of the Primary Distribution of the Shares, to be held simultaneously in Brazil, in the non-organized over-the-counter market (“Brazilian Offering”) and abroad (“International Offering”, and together with the Brazilian Offering, “Global Offering”), subject to registration with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — “CVM”), pursuant to CVM Ruling no 400, dated December 29, 2003, as amended (“CVM Ruling 400”), and with the Securities and Exchange Commission - SEC, under the Securities Act of 1933, as amended. The issue price of R$15.83 (fifteen Reais and eighty three centavos) per common share was determined after completion of bookbuilding procedure process (“Bookbuilding Process”), in accordance with Article 23, paragraph 1, and article 44 of CVM Ruling 400, and in accordance with Article 170, paragraph 1, item III, of the Brazilian Corporate Law, which was carried out by financial institutions hired by the Company to assist in the implementation of the Global Offering, and had as parameters (a) the price of the shares issued by the Company on the Brazilian Stock Exchange — BM&FBOVESPA, (b) the price per each ADS on the New York Stock Exchange (“NYSE”), and (c) the indications of interest, on the basis of the quality of demand (volume and price), gathered from the institutional investors during the Bookbuilding Process. Within the context of the International Offering, the price per ADS was set at US$ US$8.43 (eight US dollars and forty three cents) per ADS representing Common Shares (“Price per ADS”). The conversion of the issue price was made based on the exchange rate (PTAX-800, sale) available through the Brazilian Central Bank (Banco Central do Brasil), by means of its Information System SISBACEN, on the date hereof, at R$1.8780 (one Real and eight seven eight zero centavos). Due to the fact that the Company’s capital increase effected in the context of the Global Offering is set in Reais and the Price per ADS is set in US dollars, any variation in the exchange rate that occurs prior to the effective payment shall be entered in the Company’s accounts as financial result. The Common Shares and the ADSs issued under the capital increase confer to their respective holders, from the date of the settlement of the Global Offering, the same rights conferred to the current holders of the outstanding Common Shares and ADSs, in accordance with the Company’s By-Laws, including the right to receive in full the dividends declared by the Company. In view of the above, it decided to express the opinion of the Fiscal Council, which constitutes an annex to these minutes.

Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, were approved and signed by all the attendees. Attendance: José Écio Pereira da Costa Junior (Chairman of the Fiscal Council); Eliane Aleixo Lustosa de Andrade, Maria Paula Soares Aranha, and Osvaldo Ayres Filho - Secretary.

São Paulo, April 24, 2012.

We hereby certify that this is a true copy of the minutes of the Extraordinary Meeting of the Fiscal council held on April 24, 2012 recorded in the proper book.

José Écio Pereira da Costa Junior
Chairman

Osvaldo Ayres Filho
Secretary

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(PUBLICLY HELD COMPANY)

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council, in the use of the attributions conferred to it under Article 166, item II, paragraph 2, of the Brazilian Corporate Law of December 15, 1976, as amended, and in accordance with the Internal Rules of the Council after discussion and analysis of the matters included in the agenda, without reservations and/or qualifications, by unanimous vote, opined favorably to the increase in the share capital of the Company, effected within the limits of its authorized capital, in accordance with the head of Article 6 of the Company’s By-laws and with the exclusion of the preemptive right of the existing shareholders of the Company, pursuant to Article 172 of the Brazilian Corporate Law, in the amount of R$1,361,380,000.00 (one billion, three hundred and sixty one million, three hundred and eighty thousand Reais), increasing the Company’s share capital from R$8,379,397,179.59 to R$9,740,777,179.59 (nine billion, seven hundred and forty million, seven hundred and seventy seven thousand, one hundred and seventy nine Reais and fifty nine centavos), through the issuance of 86,000,000 (eighty six million) Common Shares at a price of R$15.83 (fifteen Reais and eighty three centavos) per share, including in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”), in the context of the Public Offer of the Primary Distribution of the Shares, to be held simultaneously in Brazil, in the non-organized over-the-counter market (“Brazilian Offering”) and abroad (“International Offering”, and together with the Brazilian Offering, “Global Offering”) subject to  registration with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — “CVM”), pursuant to CVM Ruling no 400, dated December 29, 2003, as amended (“CVM Ruling 400”), and with the Securities and Exchange Commission - SEC, under the Securities Act of 1933, as amended. The issue price of R$15.83 (fifteen Reais and eighty three centavos) per common share was determined after completion of the bookbuilding procedure process (“Bookbuilding Process”), in accordance with Article 23, paragraph 1, and article 44 of CVM Ruling 400, and in accordance with Article 170, paragraph 1, item III, of the Brazilian Corporate Law, which was carried out by financial institutions hired by the Company to assist in the implementation of the Global Offering, and had as parameters (a) the price of the shares issued by the Company on the Brazilian Stock Exchange — BM&FBOVESPA, (b) the price per each ADS on the New York Stock Exchange (“NYSE”), and (c) the indications of interest, on the basis of the quality of demand (volume and price), gathered from the institutional investors during the Bookbuilding Process. Within the context of the International Offering, the price per ADS was set at US$8.43 (eight US dollars and forty three cents) per ADS representing Common Shares (“Price per ADS”). The conversion of the issue price was made based on the exchange rate (PTAX-800, sale) available through the Brazilian Central Bank (Banco Central do Brasil), by means of its Information System SISBACEN, on the date hereof, at R$1.8780 (one Real and eight seven eight zero centavos). Due to the fact that the Company’s capital increase effected in the context of the Global Offering is set in Reais and the Price per ADS is set in US dollars, any variation in the exchange rate that occurs prior to the effective payment shall be entered in the Company’s accounts as financial result. The Common Shares and the ADSs issued under the capital increase confer to their respective holders, from the date of the settlement of the Global Offering, the same rights conferred to the current holders of the outstanding Common Shares and ADSs, in accordance with the Company’s By-Laws, including the right to receive in full the dividends declared by the Company.

São Paulo, April 24, 2012

José Écio Pereira da Costa Junior (Chairman)	Eliane Aleixo Lustosa de Andrade	Maria Paula Soares Aranha

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO